January 23, 1998




United Bankshares, Inc.,
  300 United Center,
    500 Virginia Street, East,
      Charleston, West Virginia 25301.

Ladies and Gentlemen:

                  We have acted as counsel to United Bankshares, Inc., a corporation organized under the laws of West Virginia ("United"), in connection with the planned merger (the "Merger") of George Mason Holding Company, a Virginia corporation and wholly-owned subsidiary of United ("Merger Sub"), with and into George Mason Bankshares, Inc., a Virginia corporation ("George Mason"), pursuant to the Amended and Restated Agreement and Plan of Merger (the "Agreement"), dated as of December 10, 1997, by and among United, George Mason and Merger Sub. Capitalized terms used but not defined herein shall have the meanings specified in the joint proxy statement/prospectus regarding the Merger or the appendices thereto (including the Agreement).

                  We have assumed with your consent that (1) the Merger will be effected in accordance with the Agreement and will qualify as a merger under applicable law and (2) the representations contained in the letters of representation from United and George Mason to us dated January 23, 1998


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United Bankshares, Inc.                                                      -2-

were true and correct when made and will be true and correct at the Effective Time.

                  On the basis of the foregoing, and our consideration of such other matters of fact and law as we have deemed necessary or appropriate, it is our opinion, under presently applicable federal income tax law, that the Merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and that:

                  (i) no gain or loss will be recognized by United or George Mason as a result of the consummation of the Merger;

                  (ii) no gain or loss will be recognized by a U.S. Holder who receives shares of United Common Stock in exchange for shares of George Mason Common Stock, except as described below with respect to a U.S. Holder who receives cash in lieu of a fractional share interest in United Common Stock;

                  (iii) the aggregate adjusted tax basis of shares of United Common Stock (including a fractional share interest in United Common Stock deemed received and redeemed as described below) received by a U.S. Holder will be the same as the aggregate adjusted tax basis of the shares of George Mason Common Stock exchanged therefor;

                  (iv) the holding period of shares of United Common Stock (including a fractional share interest in United Common Stock deemed received and redeemed as described below) received by a U.S. Holder will include the holding period of the George Mason Common Stock exchanged therefor, provided such shares of George


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United Bankshares, Inc.                                                      -3-



         Mason Common Stock were held as capital assets at the Effective Time; and

                  (v) a U.S. Holder who receives cash in lieu of a fractional share interest in United Common Stock will be treated as having received such fractional share interest and then as having received the cash in redemption of such fractional share interest. Under Section 302 of the Code, if such deemed distribution were "substantially disproportionate" with respect to the U.S. Holder or were "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the U.S. Holder would generally recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the fractional share interest (determined as described in (iii) above). Such capital gain or loss would be long-term capital gain or loss if the U.S. Holder's holding period in the fractional share interest (determined as described in (iv) above) is more than one year. Long- term capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 28% if the holding period exceeds one year but does not exceed 18 months and to a maximum tax rate of 20% if the holding period exceeds 18 months.

                  We express no opinion as to the effect of the Merger on any taxpayer that is required to recognize unrealized gains and losses for federal income tax purposes at the end of each taxable year under a mark-to-market system.


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United Bankshares, Inc.                                                      -4-


                  The federal income tax consequences described herein may not apply to certain classes of taxpayers, including, without limitation, George Mason stockholders that received their George Mason Common Stock upon the exercise of employee stock options or otherwise as compensation, that hold their George Mason Common Stock in a hedging transaction as part of a "straddle" or "conversion transaction" for federal income tax purposes, or that are foreign persons, insurance companies, tax-exempt organizations, financial institutions or securities dealers.

                  We hereby consent to the filing of this opinion as an exhibit to the joint proxy statement/prospectus and to the references to this opinion in the joint proxy statement/prospectus. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under
Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                                          Very truly yours,


                                          SULLIVAN & CROMWELL